UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HAMPTON ROADS BANKSHARES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

409321106

(CUSIP Number)

Jeffrey Ferguson The Carlyle Group 1001 Pennsylvania Avenue, NW Suite 220 South Washington, D.C. 20004-2505 (202) 729-5626

Copy to:

Maripat Alpuche, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: Carlyle Group Management L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,440
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,440
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.90%(1)
14.	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	The percentage calculation is based on 105,989,717 shares of Common Stock outstanding following the Private Placement, which figure reflects (i) 34,561,145 shares of Common Stock outstanding prior to the Private Placement (as reported in the Issuer’s 10-Q filed on May 9, 2012) and (ii) 71,428,572 shares of Common Stock issued in the Private Placement.

1.	NAME OF REPORTING PERSON: The Carlyle Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,440
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,440
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.90%(1)
14.	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	The percentage calculation is based on 105,989,717 shares of Common Stock outstanding following the Private Placement, which figure reflects (i) 34,561,145 shares of Common Stock outstanding prior to the Private Placement (as reported in the Issuer’s 10-Q filed on May 9, 2012) and (ii) 71,428,572 shares of Common Stock issued in the Private Placement.

1.	NAME OF REPORTING PERSON: Carlyle Holdings II GP L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,440
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,440
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.90%(1)
14.	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	The percentage calculation is based on 105,989,717 shares of Common Stock outstanding following the Private Placement, which figure reflects (i) 34,561,145 shares of Common Stock outstanding prior to the Private Placement (as reported in the Issuer’s 10-Q filed on May 9, 2012) and (ii) 71,428,572 shares of Common Stock issued in the Private Placement.

1.	NAME OF REPORTING PERSON: Carlyle Holdings II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Québec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,440
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,440
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.90%(1)
14.	TYPE OF REPORTING PERSON PN (Québec société en commandite)

(1)	The percentage calculation is based on 105,989,717 shares of Common Stock outstanding following the Private Placement, which figure reflects (i) 34,561,145 shares of Common Stock outstanding prior to the Private Placement (as reported in the Issuer’s 10-Q filed on May 9, 2012) and (ii) 71,428,572 shares of Common Stock issued in the Private Placement.

1.	NAME OF REPORTING PERSON: TC Group Cayman Investment Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,440
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,440
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.90%(1)
14.	TYPE OF REPORTING PERSON PN (Cayman Islands exempted limited partnership)

(1)	The percentage calculation is based on 105,989,717 shares of Common Stock outstanding following the Private Placement, which figure reflects (i) 34,561,145 shares of Common Stock outstanding prior to the Private Placement (as reported in the Issuer’s 10-Q filed on May 9, 2012) and (ii) 71,428,572 shares of Common Stock issued in the Private Placement.

1.	NAME OF REPORTING PERSON: TC Group Cayman Investment Holdings Sub L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,440
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,440
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.90%(1)
14.	TYPE OF REPORTING PERSON PN (Cayman Islands exempted limited partnership)

(1)	The percentage calculation is based on 105,989,717 shares of Common Stock outstanding following the Private Placement, which figure reflects (i) 34,561,145 shares of Common Stock outstanding prior to the Private Placement (as reported in the Issuer’s 10-Q filed on May 9, 2012) and (ii) 71,428,572 shares of Common Stock issued in the Private Placement.

1.	NAME OF REPORTING PERSON: Carlyle Financial Services, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,440
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,440
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.90%(1)
14.	TYPE OF REPORTING PERSON OO (Cayman Islands exempted company)

(1)	The percentage calculation is based on 105,989,717 shares of Common Stock outstanding following the Private Placement, which figure reflects (i) 34,561,145 shares of Common Stock outstanding prior to the Private Placement (as reported in the Issuer’s 10-Q filed on May 9, 2012) and (ii) 71,428,572 shares of Common Stock issued in the Private Placement.

1.	NAME OF REPORTING PERSON: TCG Financial Services, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,440
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,440
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.90%(1)
14.	TYPE OF REPORTING PERSON PN (Cayman Islands exempted limited partnership)

(1)	The percentage calculation is based on 105,989,717 shares of Common Stock outstanding following the Private Placement, which figure reflects (i) 34,561,145 shares of Common Stock outstanding prior to the Private Placement (as reported in the Issuer’s 10-Q filed on May 9, 2012) and (ii) 71,428,572 shares of Common Stock issued in the Private Placement.

1.	NAME OF REPORTING PERSON: Carlyle Financial Services Harbor, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,440
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,440
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.90%(1)
14.	TYPE OF REPORTING PERSON PN

(1)	The percentage calculation is based on 105,989,717 shares of Common Stock outstanding following the Private Placement, which figure reflects (i) 34,561,145 shares of Common Stock outstanding prior to the Private Placement (as reported in the Issuer’s 10-Q filed on May 9, 2012) and (ii) 71,428,572 shares of Common Stock issued in the Private Placement.

This Amendment No. 3 is being filed by the undersigned Reporting Persons and supplements and amends the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 12, 2010 (the “Original Schedule 13D”), as amended by (i) Amendment No. 1 to Schedule 13D filed with the SEC on December 29, 2010 (“Amendment No. 1”) and (ii) Amendment No. 2 to Schedule 13D filed with the SEC on May 23, 2012 (together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the terms of the Standby Purchase Agreement, dated as of May 21, 2012 (the “Standby Purchase Agreement”), among the Company, Carlyle Financial Services Harbor, L.P. (“Carlyle”) and the other Investors, Carlyle acquired, for an aggregate purchase price of $12,964,523 (the “Private Placement Purchase Price”), 18,520,747 shares of the Issuer’s Common Stock.

The Private Placement Purchase Price was funded by capital contributions by the partners of Carlyle.

The foregoing references to and description of the Standby Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Standby Purchase Agreement, which is incorporated by reference into this Item 3. The Standby Purchase Agreement is attached as Exhibit 5 to Amendment No. 2 to this Schedule 13D.

Item 4. Purpose of the Transaction

The information set forth in Item 6 of this Amendment No. 3 is incorporated herein by reference.

The response to Item 4 is hereby amended and supplemented by the following:

On June 27, 2012, pursuant to the terms of the Standby Purchase Agreement, Carlyle purchased from the Issuer, and the Issuer sold to Carlyle, 18,520,747 shares of the Issuer’s Common Stock at a purchase price of $0.70 per share. On such date, the Issuer also issued 52,907,825 shares of the its Common Stock in the aggregate to the other Investors (such issuance of shares to the Investors, the “Private Placement”). As a result of its purchase in the Private Placement, Carlyle is the record owner of 26,391,440 shares of the Issuer’s Common Stock, or 24.9% of the outstanding Common Stock of the Issuer (based on (i) 34,561,145 shares of the Issuer’s Common Stock outstanding prior to the Private Placement (as reported in the Issuer’s 10-Q filed on May 9, 2012) and (ii) 71,428,572 shares of the Issuer’s Common Stock issued to the Investors in the Private Placement).

The foregoing references to and description of the Standby Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Standby Purchase Agreement, which is incorporated by reference into this Item 4. The Standby Purchase Agreement is attached as Exhibit 5 to Amendment No. 2 to this Schedule 13D.

1

Item 5. Interests in Securities of the Issuer

The responses to Item 5(a), Item 5(b) and Item 5(c) are hereby amended and restated by the following:

(a) – (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Carlyle Group Management L.L.C.	26,391,440	24.90%	0	26,391,440	0	26,391,440
The Carlyle Group L.P.	26,391,440	24.90%	0	26,391,440	0	26,391,440
Carlyle Holdings II GP L.L.C.	26,391,440	24.90%	0	26,391,440	0	26,391,440
Carlyle Holdings II L.P.	26,391,440	24.90%	0	26,391,440	0	26,391,440
TC Group Cayman Investment Holdings, L.P.	26,391,440	24.90%	0	26,391,440	0	26,391,440
TC Group Cayman Investment Holdings Sub L.P.	26,391,440	24.90%	0	26,391,440	0	26,391,440
Carlyle Financial Services, Ltd.	26,391,440	24.90%	0	26,391,440	0	26,391,440
TCG Financial Services, L.P.	26,391,440	24.90%	0	26,391,440	0	26,391,440
Carlyle Financial Services Harbor, L.P.	26,391,440	24.90%	0	26,391,440	0	26,391,440

The percentage calculation is based on 105,989,717 shares of the Issuer’s Common Stock outstanding following the Private Placement, which figure reflects (i) 34,561,145 shares of the Issuer’s Common Stock outstanding prior to the Private Placement (as reported in the Issuer’s 10-Q filed on May 9, 2012) and (ii) 71,428,572 shares of the Issuer’s Common Stock issued in the Private Placement.

(c) Except as set forth in this Amendment No. 3 to Schedule 13D, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

2

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference.

The response to Item 6 is hereby amended and supplemented by the following:

In consideration of the fulfillment of Carlyle’s obligations in connection with the closing of the Private Placement, the Issuer paid a designee of Carlyle a $1,000,000 fee at such closing, which occurred on June 27, 2012.

Pursuant to the terms of the Standby Purchase Agreement, Carlyle Investment Management L.L.C. surrendered the Warrant to the Issuer for cancellation at the closing of the Private Placement.

The foregoing references to and description of the Standby Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Standby Purchase Agreement, which is incorporated by reference into this Item 6. The Standby Purchase Agreement is attached as Exhibit 5 to Amendment No. 2 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 7	Joint Filing Agreement, dated June 28, 2012, by and among Carlyle Group Management L.L.C, The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.P., TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and Carlyle Financial Services Harbor, L.P.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2012

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Chairman

THE CARLYLE GROUP L.P.

By:	Carlyle Group Management L.L.C.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.

By:	The Carlyle Group L.P., its managing member

By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Chairman

[Signature Page to Amendment No. 3]

CARLYLE HOLDINGS II L.P.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS L.P.

By:	Carlyle Holdings II L.P.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Chairman

[Signature Page to Amendment No. 3]

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.

By:	TC Group Cayman Investment Holdings L.P.,
its general partner

By:	Carlyle Holdings II L.P.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Director

[Signature Page to Amendment No. 3]

TCG FINANCIAL SERVICES, L.P.

By:	Carlyle Financial Services, Ltd.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Director

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

By:	TCG Financial Services, L.P.,
its general partner

By:	Carlyle Financial Services, Ltd.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Director

[Signature Page to Amendment No. 3]